SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934







                             Big Dog Holdings, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                                    089128-10-2
                                 (CUSIP Number)


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CUSIP No. 089128-10-2      13G                                Page 2 of 5 pages


1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Fred Kayne
         2)       Check the Appropriate Box if a Member of a Group
                  (a)      [  ]
                  (b)      [  ]


         3)       SEC Use Only


         4)       Citizenship or Place of Organization: USA


Number (5) Sole Voting Power: 5,962,500
of Shares
Beneficially (6) Shared Voting Power: 38,610
Owned
By Each (7) Sole Dispositive Power: 5,962,500
Reporting
Person With: (8) Shared Dispositive Power: 38,610

9) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,001,110


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)


11) Percent of Class Represented by Amount in Row 9: 50%


12) Type of Reporting Person (See Instructions): IN










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                                                           Page 3 of 5  pages


Item 1(a):        Name of Issuer:

                  Big Dog Holdings, Inc.


Item 1(b):        Address of Issuer's Principal Executive Offices:

                  121 Gray Avenue
                  Santa Barbara, California  93101


Item 2(a):        Name of Persons Filing:

                  Fred Kayne

Item 2(b):        Address of Principal Business Office or, if none, Residence:

                  Fortune Financial
                  1800 Avenue of the Stars, Suite 1112
                  Los Angeles, CA  90067

Item 2(c):        Citizenship: USA



Item 2(d):        Title of Class of Securities:

                  Common Stock


Item 2(e):        CUSIP Number: 089128-10-2



     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: (a) [ ] Broker or Dealer registered under
Section 15 of the Act (b) [ ] Bank as defined in Section  3(a)(6) of the Act (c)
[ ] Insurance Company as defined in section 3(a)(19) of the Act (d) [ ] Investment Company registered under section 8 of the Investment Company Act (e)
[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F) (g) [ ] Parent Holding Company, in
accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7) (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)
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                                                          Page 4 of 5  pages

Item 4.  Ownership

     (a) Amount Beneficially Owned: 6,001,110 (b) Percent of Class: 50% (based on 12,100,350 shares outstanding as of 12/31/98) (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 5,962,500
(ii) shared power to vote or to direct the vote: 38,610 (iii) sole power to dispose or to direct the disposition of: 5,962,500 (iv) shared power to dispose or to direct the disposition of: 38,610 Item 5. Ownership of Five Percent or Less of a Class Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable Item 8. Identification and Classification of Members of the Group Not applicable Item 9. Notice of Dissolution of Group Not applicable


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                                                           Page 5 of 5  pages

Item 10.  Certification

 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 12, 1999


Signature:        /s/FRED KAYNE

Name/Title:       Fred Kayne